

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2022

James A. J. Nickolas
Senior Vice President and Chief Financial Officer
Martin Marietta Materials Inc.
2710 Wycliff Road
Raleigh, North Carolina

> **Re: MARTIN MARIETTA MATERIALS INC**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 22, 2022**
> **File No. 001-12744**

Dear Mr. Nickolas:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Properties, page 27

1. We note your disclosure of resources and reserves as values based on your average selling price per ton. Please restate your resources and reserves as tonnages to align with your definitions and the definitions at Item 1300 of Regulation S-K.

2. We note your resource and reserve disclosure does not include the price used to determine your economic resources and reserves. See footnote to Table 1 & 2 to Item 1303(b)(3) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

James A. J. Nickolas
Martin Marietta Materials Inc.
June 1, 2022
Page 2

      You may contact Ken Schuler, Mine Engineer, at (202) 551 - 3718 or Craig Arakawa, Accounting Branch Chief, at (202) 551 - 3650 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Energy & Transportation